UNITED STATES OF AMERICA

        BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.

In the Matter of

NORTHEAST UTILITIES ("NU")                   CERTIFICATE
NORTHEAST UTILITIES SERVICE COMPANY          PURSUANT TO
                                             RULE 24
File No.  70-09463
(Public Utility Holding
Company Act of 1935)

Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, and with reference to the transaction proposed in the ("NUSCO" and on Form U-1 (the "Application"), in File No. 70-9463, Northeast
Utilities ("NU") and Northeast Utilities Service Company collectively with NU, the "Applicants") hereby report that the Shareholder Rights Agreement authorized in the order of the Commission issued on April 30, 1999 in this file (SEC Release No. 35-27013) has been amended as of January 16, 2002. Specifically the Agreement has been amended to remove all references to Consolidated Edison, Inc. and its affiliates as being excluded from the definition of "Acquiring Person" and by making other conforming changes. A copy of such amendment is attached as an exhibit to this certificate.

Exhibits

Exhibit B.3    Second Amendment to Rights Agreement.

February 1, 2002

NORTHEAST UTILITIES
NORTHEAST UTILITIES SERVICE COMPANY

By: /s/ Gregory B. Butler
     Gregory B. Butler
     Vice President, Secretary and
     General Counsel